Exhibit 1

Media Release

1 February 2008

Gail Kelly commences at Westpac

Westpac Banking Corporation’s Chairman, Ted Evans, today welcomed the bank’s new Chief Executive Officer, Gail Kelly.

Mrs Kelly officially takes up her new role today, succeeding David Morgan who had been Westpac’s CEO since March 1999.

Mr Evans said the Board is delighted to have Gail as its new CEO and looks forward to working with her as she continues to build our strong organisation.

Mrs Kelly said she was honoured to be leading Australia’s first bank and oldest company.

“I am very pleased to be here. My first priority will be meeting as many Westpac people and customers as I can.”

Mr Evans also thanked David Morgan for his outstanding contribution to the bank.

“In his 18 years at Westpac, David has left a lasting legacy. With Westpac’s successful expansion of its wealth management business, he has transformed Westpac into a truly integrated financial services company, which has also been widely recognised globally for its corporate responsibility and sustainability program,” Mr Evans said.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273